UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 1Q 2015 consolidated results
2.	1Q15 Consolidated Earnings Results Presentation

2

Item 1

Report of 1Q 2015

consolidated results

Information reported in Ps. billions(1) and under

Colombian Banking GAAP and IFRS

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission. As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.

All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS.

Colombian Banking GAAP and IFRS as applicable under Colombian regulations differ in certain significant respects from U.S. GAAP. IFRS as applicable under Colombian regulations also differs in certain aspects from IFRS as currently issued by the IASB. Our 20-F annual report filed with the SEC provides a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as well as expected changes from our implementation of IFRS as applicable under Colombian regulations.

The unaudited consolidated financial information included in this webcast for the first quarter of 2015 is presented under Colombian Banking GAAP and, for comparative purposes, it is also presented in accordance with IFRS as currently issued by the IASB. Unaudited consolidated financial information for the first and fourth quarter of 2014 is presented under Colombian Banking GAAP.

Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

As a result of our migration to IFRS and our first year of implementation of IFRS accounting principles, our interim unaudited consolidated financial information for 2015, and the comparative interim information for the respective periods of 2014, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this webcast we refer to billions as thousands of millions.

Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Bogotá, June 3rd, 2015. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps. 503.2 billion for 1Q15 under Colombian Banking GAAP. As of March 31, 2015 total assets for Grupo Aval were Ps. 189.5 trillion, total liabilities excluding minority interest totaled Ps. 167.5 trillion and total shareholders’ equity plus minority interest totaled Ps. 22.0 trillion, all under Colombian Banking GAAP.

Grupo Aval financials for 1Q15 show the following general results:

  Strong loan portfolio growth (18.6% YoY and 5.1% QoQ) based on organic growth of our operations boosted by the depreciation of the Colombian Peso;

  Stable asset quality when compared to 4Q14 with NPLs at 1.8% in 1Q15 vs 1.9% in 4Q14 and 30 days PDLs at 2.6% in 4Q14 and 1Q15;

  Stable Net Interest Margin at 5.8% in 1Q15 in line with the LTM average;

  Normalization of the cost of risk improving to 1.5%;

  Improvement in the efficiency ratio on a cost to income basis (47.9% in 1Q15 from 52.9% in 4Q14 and 50.5% in 1Q14), and on an operational expenses to average total assets basis (3.4% for 1Q15 from 3.8% for 4Q14 and 3.7% for 1Q14);

  Impacted by the payment of dividends and wealth tax and due to the strong growth in total assets, our tangible equity ratio decreased by 100 pbs. from 9.8% in 4Q14 to 8.8% in 1Q15;

  ROAA for the quarter was 1.7% and ROAE for the quarter was 13.2%.

Other corporate matters to report

  Preliminary figures for 1Q15 Balance Sheet and Income Statement under IFRS are included herein. The majority of the changes in the Balance Sheet reflect the elimination of the reappraisal of assets and the effects of consolidating Promigas. The positive recurrent impacts on the income statement reflect less loan provision expenses and operating expenses;

  Under full IFRS 1Q15 results will include the wealth tax as an expense item in the income statement. Under Colombian regulation, it is possible to deduct this tax directly from Equity rather than expensing it in the income statement;

  The Colombian Peso showed yet again a strong depreciation during the period (31.9% vs. EoP March 31, 2014 and 8.6% vs. EoP December 31, 2014) which positively impacted the growth of our Central American operations when translated into Colombian Pesos but affected our capitalization ratios. In the following report, calculations of growth excluding the depreciation of the Colombian Peso use the exchange rate formed as of March 31, 2014 to translate our Central American operations for all periods.

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.

Financial Statements in Colombian Banking GAAP

Quarterly Consolidated Balance Sheet

Information in Ps. Billions

	1Q14	4Q14	1Q15	Change
Balance Sheet				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Cash and cash equivalents	15,471.3	18,693.5	21,510.8	15.1%	39.0%
Investment securities, net	29,248.4	28,591.0	31,268.5	9.4%	6.9%
Loans and financial leases, net	96,761.5	109,342.4	114,982.7	5.2%	18.8%
Goodwill, net	5,033.3	5,626.7	5,887.3	4.6%	17.0%
Other assets, net	9,903.6	11,501.1	12,040.6	4.7%	21.6%
Reappraisal of assets	3,467.6	3,860.0	3,854.0	-0.2%	11.1%

Total assets	159,885.6	177,614.7	189,543.8	6.7%	18.5%

Total deposits	104,332.8	114,392.2	122,138.4	6.8%	17.1%
Other funding	29,617.4	31,996.1	35,544.7	11.1%	20.0%
Derivatives	416.3	1,681.5	1,633.2	-2.9%	292.3%
Other liabilities	6,889.1	7,080.0	8,186.9	15.6%	18.8%

Total liabilites excl. minority interest	141,255.6	155,149.8	167,503.3	8.0%	18.6%

Minority interest	6,569.4	7,368.2	7,315.5	-0.7%	11.4%
Shareholders' equity	12,060.6	15,096.6	14,725.0	-2.5%	22.1%
Total Liabilities, shareholders' equity and minority interest	159,885.6	177,614.7	189,543.8	6.7%	18.5%

INCOME STATEMENT
Total interest income	2,864.1	3,121.1	3,352.3	7.4%	17.0%
Interest expense	(999.7)	(1,168.4)	(1,234.8)	5.7%	23.5%

Net interest income	1,864.5	1,952.7	2,117.6	8.4%	13.6%

Total provisions, net	(311.3)	(486.8)	(434.3)	-10.8%	39.5%
Fees and other services income, net	758.9	850.1	881.6	3.7%	16.2%
Other operating income	255.5	306.8	258.5	-15.7%	1.2%
Operating expenses	(1,586.0)	(1,788.4)	(1,709.1)	-4.4%	7.8%
Non-operating income/(expense), net	20.6	91.8	88.1	-4.1%	327.7%

Income before income tax expense and non- controlling interest	1,002.2	926.3	1,202.3	29.8%	20.0%
Income tax expense	(410.4)	(353.4)	(448.1)	26.8%	9.2%
Net Income before minority interest	591.7	572.8	754.2	31.7%	27.5%
Income attributable to minority Interest	(241.7)	(159.2)	(251.0)	57.7%	3.8%
Net Income attributable to Grupo Aval shareholders	350.0	413.7	503.2	21.6%	43.8%

Key ratios	1Q14	4Q14	1Q15

NIM (1)	5.9%	5.7%	5.8%
Efficiency ratio (2)	50.5%	52.9%	47.9%
ROAA (3)	1.5%	1.3%	1.7%
ROAE (4)	11.7%	11.5%	13.2%

30 days PDL / Total loans	2.7%	2.6%	2.6%
Provision expense / Average loans (5)	1.3%	1.8%	1.5%
Allowance / PDL	116.5%	117.1%	115.3%
Allowance / Total loans	3.2%	3.0%	3.0%
Charge offs / Average loans (5)	1.1%	1.6%	1.4%

Total loans, net / Total assets	60.5%	61.6%	60.7%
Deposits / Total loans, net	107.8%	104.6%	106.2%
Equity + Min. interest / Assets	11.7%	12.6%	11.6%
Tangible equity ratio (6)	8.8%	9.8%	8.8%

Shares outstanding (EoP)	20,406,943,099	22,281,017,159	22,281,017,159
Shares outstanding (Average)	20,374,195,242	22,278,360,154	22,281,017,159
Common share price (EoP)	1,295	1,305	1,160
Preferred share price (EoP)	1,305	1,280	1,165
BV/ EoP shares in Ps.	591.0	677.6	660.9
EPS	17.2	18.6	22.6

P/E (7)	19.0	17.2	12.9
P/BV (7)	2.2	1.9	1.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter. (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1. Assets

Total assets as of March 31, 2015 totaled Ps. 189,543.8 billion showing an increase of 18.5% versus March 31, 2014 and one of 6.7% versus December 31, 2014. Growth in assets was mainly driven by a 18.8% year over year growth in Net Loans and Financial Leases to Ps. 114,982.7 billion. When excluding the effect of the Colombian Peso (Ps.) depreciation of the period, assets growth would have been 10.6% versus March 31, 2014 and 4.4% versus December 31, 2014 and Net Loans and Financial Leases growth would have been 11.3% and 3.0%, respectively.

1.1 Loans and Financial Leases

Total Gross Loans and Financial Leases increased by 18.6% between March 31, 2014 and March 31, 2015 to Ps. 118,505.5 billion (11.2% excluding Ps. depreciation effect) driven by (i) a 15.6% increase in Commercial loans to Ps. 66,221.5 billion (10.4% excluding Ps. depreciation effect), (ii) a 22.5% increase in Consumer loans to Ps. 34,678.6 billion (13.3% excluding Ps. depreciation effect), (iii) a 41.9% increase in Mortgage loans to Ps. 9,858.4 billion (16.2% excluding Ps. depreciation effect) and (iv) a 4.6% increase in Financial Leases to Ps. 7,394.6 billion (2.8% excluding Ps. depreciation effect).

	1Q14	4Q14	1Q15	Change
Commercial				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
General purpose loans	42,262.9	46,543.0	49,220.3	5.8%	16.5%
Loans funded by development banks	1,819.1	1,974.0	1,929.2	-2.3%	6.1%
Working capital loans	12,342.5	13,468.6	14,024.9	4.1%	13.6%
Credit cards	354.1	381.4	418.3	9.7%	18.1%
Overdrafts	484.2	397.8	628.8	58.1%	29.9%
Total commercial	57,262.8	62,764.8	66,221.5	5.5%	15.6%

Consumer
Credit cards	6,858.5	8,749.0	9,179.8	4.9%	33.8%
Personal loans	17,869.9	20,120.8	20,941.1	4.1%	17.2%
Automobile and vehicle loans	3,325.7	4,056.2	4,306.8	6.2%	29.5%
Other	244.0	240.4	251.0	4.4%	2.8%
Total consumer	28,298.2	33,166.4	34,678.6	4.6%	22.5%

Microcredit	347.6	351.8	352.4	0.2%	1.4%
Financial leases	7,072.3	7,438.4	7,394.6	-0.6%	4.6%
Mortgages	6,947.1	9,034.7	9,858.4	9.1%	41.9%
Total loans, gross	99,927.9	112,756.1	118,505.5	5.1%	18.6%
Allowance for loan losses	(3,166.4)	(3,413.7)	(3,522.7)	3.2%	11.3%
Total loans, net	96,761.5	109,342.4	114,982.7	5.2%	18.8%

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of March 31, 2015, 64.3% of the gross loan portfolio was generated at Banco de Bogotá, 18.2% at Banco de Occidente, 11.2% at Banco Popular and 6.3% at Banco AV Villas. As of March 31, 2014 60.7% was generated at Banco de Bogotá, 20.2% at Banco de Occidente, 12.5% at Banco Popular and 6.7% at Banco AV Villas.

Gross Loans / Bank ($)	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Banco de Bogotá	60,648.3	71,340.5	76,222.5	6.8%	25.7%
Local	39,742.7	43,586.5	45,865.2	5.2%	15.4%
Central America	20,905.6	27,753.9	30,357.4	9.4%	45.2%
Banco de Occidente	20,185.5	21,229.3	21,608.2	1.8%	7.0%
Banco Popular	12,465.5	13,072.0	13,296.9	1.7%	6.7%
Banco AV Villas	6,663.0	7,146.8	7,478.7	4.6%	12.2%
Eliminations	(34.3)	(32.5)	(100.8)	210.3%	193.6%
Total Grupo Aval	99,927.9	112,756.1	118,505.5	5.1%	18.6%

Gross Loans / Bank (%)	1Q14	4Q14	1Q15

Banco de Bogotá	60.7%	63.3%	64.3%
Local	39.8%	38.7%	38.7%
Central America	20.9%	24.6%	25.6%
Banco de Occidente	20.2%	18.8%	18.2%
Banco Popular	12.5%	11.6%	11.2%
Banco AV Villas	6.7%	6.3%	6.3%
Eliminations	0.0%	0.0%	-0.1%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of the total of Grupo Aval’s loans, 74.4% are domestic and 25.6% are foreign (reflecting the Central American operations). Total foreign loans grew 45.2% during the past 12 months and increased by 9.4% in the quarter. The growth in our Central American operations is partly attributable to the effect of the Colombian Peso’s depreciation. Excluding the effect of the Ps. depreciation yearly and quarterly growth for our Central American operations would have been 10.1% and 0.7%, respectively.

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Domestic
Commercial	48,796.4	51,563.5	54,114.2	4.9%	10.9%
Consumer	21,065.2	23,266.3	23,753.0	2.1%	12.8%
Microcredit	347.6	351.8	352.4	0.2%	1.4%
Financial Leases	6,683.7	6,915.0	6,806.8	-1.6%	1.8%
Mortgages	2,129.4	2,905.6	3,121.7	7.4%	46.6%
Total Domestic Loans	79,022.3	85,002.1	88,148.1	3.7%	11.5%
Foreign
Commercial	8,466.4	11,201.3	12,107.4	8.1%	43.0%
Consumer	7,233.0	9,900.1	10,925.6	10.4%	51.1%
Microcredit	-	-	-	-	-
Financial Leases	388.5	523.4	587.8	12.3%	51.3%
Mortgages	4,817.7	6,129.1	6,736.6	9.9%	39.8%
Total Foreign Loans	20,905.6	27,753.9	30,357.4	9.4%	45.2%
Total Loans, Gross	99,927.9	112,756.1	118,505.5	5.1%	18.6%

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

The ratio of 30 days PDL to Total Loans improved to 2.6% in 1Q15 from 2.7% in 1Q14 and remained stable to the 2.6% registered in 4Q14. The ratio of NPL to Total Loans was 1.8% in 1Q15 improving from 1.9% for both 1Q14 and 4Q14. Finally, the ratio of CDE Loans to Total Loans improved to 3.8% in

1Q15 from 4.0% in 4Q14.

During 1Q15 Grupo Aval’s coverage of its non-performing loans and financial leases remained stable. Allowance to CDE Loans of 0.8x and Allowance to 30 days PDL of 1.2x. Net provision expense for Loans and Financial Leases to average Total Loans was 1.5% in 1Q15 versus 1.3% in 1Q14 and 1.8% in 4Q14. Charge offs to average total loans was 1.3% in 1Q15, 1.4% in 4Q14 and 0.9% in 1Q14.

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
"A" normal risk	93,421.7	105,185.8	111,134.2	5.7%	19.0%
"B" acceptable risk	2,925.0	3,012.4	2,856.8	-5.2%	-2.3%
"C" appreciable risk	1,787.1	2,604.5	2,509.3	-3.7%	40.4%
"D" significant risk	1,138.0	1,294.6	1,326.4	2.5%	16.6%
"E" unrecoverable	656.1	658.8	678.7	3.0%	3.5%
Total Loans	99,927.9	112,756.1	118,505.5	5.1%	18.6%

CDE Loans	3,581.2	4,557.9	4,514.5
30 Days Past Due Loans	2,717.6	2,914.9	3,054.9
Non Performing Loans(1)	1,883.7	2,092.8	2,086.2

CDE Loans / Total Loans	3.6%	4.0%	3.8%
PDL/Total Loans	2.7%	2.6%	2.6%
NPL/ Total Loans	1.9%	1.9%	1.8%

Allowance/ CDE Loans	0.9	0.7	0.8
Allowance/ PDL	1.2	1.2	1.2
Allowance/ NPL	1.7	1.6	1.7
Allowance/ Total Loans	3.2%	3.0%	3.0%

Provision Expense, net / CDE Loans	0.4	0.4	0.4
Provision Expense, net / PDL	0.5	0.7	0.6
Provision Expense, net / NPL	0.7	0.9	0.8
Provision Expense, net / Average total loans	1.3%	1.8%	1.5%
Provision Expense, net of recoveries of charged-off assets / Average total loans	1.1%	1.6%	1.4%

Charge Off / Average total loans	0.9%	1.4%	1.3%

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 6.9% to Ps. 31,268.5 billion between March 31, 2014 and March 31, 2015 and by 9.4% versus December 31, 2014. Ps. 27,158.8 billion of our total gross portfolio is invested in debt securities, which grew by 7.5% between March 31, 2014 and March 31, 2015 and by 10.7% since December 31, 2014.

Ps. 4,114.3 billion of total gross investment securities is invested in equity securities, which grew by 3.3% between March 31, 2014 and March 31, 2015 and by 1.1% since December 31, 2014.

The average yield on investment securities was 5.3% in 1Q15, 4.3% in 4Q14 and 4.7% in 1Q14.

	1Q14	4Q14	1Q15	Change
Investment securities				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Trading	4,815.0	3,456.8	5,292.6	53.1%	9.9%
Available for sale	16,964.9	18,010.7	18,869.4	4.8%	11.2%
Held to maturity	3,490.8	3,057.6	2,996.8	-2.0%	-14.2%
Total debt securities	25,270.8	24,525.1	27,158.8	10.7%	7.5%

Trading	1,593.4	1,597.8	1,627.6	1.9%	2.1%
Available for sale	2,390.7	2,472.5	2,486.7	0.6%	4.0%
Total equity securities	3,984.1	4,070.4	4,114.3	1.1%	3.3%
Allowance for investment securities	(6.5)	(4.5)	(4.7)	5.7%	-27.6%
Investment securities, net	29,248.4	28,591.0	31,268.5	9.4%	6.9%

	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total

1Q14
Fixed income securities, net:
COP denominated	4,696.4	6,806.4	5,765.7	1,580.5	18,849.0
USD denominated	1,770.1	2,281.8	2,312.9	54.5	6,419.4
Total fixed income securities, net	6,466.6	9,088.2	8,078.7	1,635.0	25,268.4
(% of total fixed income sec.)	25.6%	36.0%	32.0%	6.5%
Equity securities, net					3,980.0
Total investment securities					29,248.4

4Q14
Fixed income securities, net:
COP denominated	4,110.8	5,661.6	5,849.9	535.0	16,157.3
USD denominated	2,083.8	3,791.6	2,483.9	8.1	8,367.5
Total fixed income securities, net	6,194.6	9,453.2	8,333.8	543.1	24,524.8
(% of total fixed income sec.)	25.3%	38.5%	34.0%	2.2%
Equity securities, net					4,066.2
Total investment securities					28,591.0

1Q15
Fixed income securities, net:
COP denominated	3,538.5	6,722.3	6,596.4	888.9	17,746.0
USD denominated	2,301.4	4,498.1	2,612.8	0.0	9,412.3
Total fixed income securities, net	5,839.9	11,220.4	9,209.2	888.9	27,158.3
(% of total fixed income sec.)	21.5%	41.3%	33.9%	3.3%
Equity securities, net					4,110.2
Total investment securities					31,268.5

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of March 31, 2015, Cash and cash equivalents totaled a balance of Ps. 21,510.8 billion showing an increase of 39.0% versus March 31, 2014 and 15.1% versus December 31, 2014 (22.4% and

11.0% excluding Ps. depreciation effect).

1.4 Goodwill

Goodwill as of March 31, 2015 was Ps. 5,887.3 billion, increasing by 17.0% versus March 31, 2014 and by 4.6% versus December 31, 2014 (-2.2% and -0.9% excluding Ps. depreciation effect). The increases were primarily attributable to the impact of the peso depreciation on the goodwill denominated in USD.

	1Q14	4Q14	1Q15	Change
Goodwill				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Megabanco acquisition	459.9	441.1	434.7	-1.4%	-5.5%
Banco de Bogotá, Occidente, Popular and AV Villas acquisitions	789.6	835.0	825.0	-1.2%	4.5%
Banco Aliadas and Banco Unión acquisitions	22.3	21.1	20.6	-2.0%	-7.4%
Intrex acquisition (recorded into Banco de Bogotá S.A. trough Corficolombiana)	123.3	120.2	119.1	-0.9%	-3.4%
Proyectos de Infraestructura and Hoteles Estelar’s acquisitions	7.4	7.2	7.2	-1.0%	-3.3%
BAC Credomatic GEFC Inc. acquisition	1,929.4	2,282.7	2,456.0	7.6%	27.3%
Banco BBVA Panamá acquisition	627.5	748.6	807.5	7.9%	28.7%
Banco Reformador acquisition (Part of Grupo fin. Reformador)	444.6	536.3	578.5	7.9%	30.1%
Transcom Ltd acquisition (Part of Grupo fin. Reformador)	84.4	100.7	108.6	7.9%	28.7%
Increase in shares of Corficolombiana	10.0	9.7	9.6	-0.7%	-3.6%
AFP Horizonte Pensiones y Censantías S.A. acquisition	534.9	524.1	520.5	-0.7%	-2.7%
Total Goodwill, net	5,033.3	5,626.7	5,887.3	4.6%	17.0%

2. Liabilities excluding Minority Interest

As of March 31, 2015 and as of December 31, 2014 funding represented 94% of total liabilities excluding minority interest and accounts payable and other liabilities represented 6%. This composition as of March 31, 2014 was 95% and 5%, respectively.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 157,683.2 billion as of March 31, 2015 showing an increase of 17.7% versus March 31, 2014 and one of 7.7% versus December 31, 2014 (10.0% and 5.4% excluding Ps. depreciation effect). Total deposits represented 77% of total funding for 1Q15 and 78% for 1Q14 and 4Q14. Average cost of funds was 3.3% in 1Q15 and 4Q14, and 3.0% in 1Q14.

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.1 Deposits

Total Deposits grew by 17.1% to Ps. 122,138.4 billion between March 31, 2014 and March 31, 2015 and by 6.8% between December 31, 2014 and March 31, 2015 (9.8% and 4.6% excluding Ps. depreciation effect). As of March 31, 2015, interest bearing deposits contributed with 88% of total deposits, and grew by 18.2% versus March 31, 2014, and 9.8% versus December 31, 2014 (10.6% and 7.4% excluding Ps. depreciation effect). Non-interest bearing deposits contributed with 12% of total deposits and grew by 9.7% versus March 31, 2014 and decreased by 10.5% versus December 31, 2014 (4.8% and -11.6% excluding Ps. depreciation effect).

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Deposits:
Checking accounts	13,097.3	15,598.6	14,158.8	-9.2%	8.1%
Other	820.5	1,459.8	1,106.9	-24.2%	34.9%
Non-interest bearing	13,917.8	17,058.4	15,265.7	-10.5%	9.7%
Checking accounts	11,749.6	13,192.2	13,834.8	4.9%	17.7%
Time deposits	35,156.7	41,858.6	45,972.9	9.8%	30.8%
Saving deposits	43,508.6	42,283.1	47,065.0	11.3%	8.2%
Interest bearing	90,415.0	97,333.8	106,872.7	9.8%	18.2%
Total Deposits	104,332.8	114,392.2	122,138.4	6.8%	17.1%

Of our total deposits as of March 31, 2015, checking accounts represented 22.9%, time deposits

37.6%, saving accounts 38.5% and other deposits 0.9%.

As of March 31, 2015, deposits contributed by Banco de Bogotá represented 65.9% of total deposits, by Banco de Occidente 19.4%, by Banco Popular 9.8%, and by Banco AV Villas 6.8%. Eliminations accounted for 2.0% of Total Deposits. Local Deposits accounted for 76% and foreign Deposits accounted for 24%.

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Deposits / Bank ($)
Banco de Bogotá	65,907.1	74,302.8	80,457.6	8.3%	22.1%
Local	44,381.7	46,788.3	50,720.9	8.4%	14.3%
Central America	21,525.4	27,514.5	29,736.7	8.1%	38.1%
Banco de Occidente	20,056.9	23,324.0	23,677.7	1.5%	18.1%
Banco Popular	12,130.6	10,561.9	12,023.2	13.8%	-0.9%
Banco AV Villas	7,744.5	8,440.7	8,363.1	-0.9%	8.0%
Eliminations	(1,506.3)	(2,237.2)	(2,383.2)	6.5%	58.2%
Total Grupo Aval	104,332.8	114,392.2	122,138.4	6.8%	17.1%

Deposits / Bank (%)

Banco de Bogotá	63.2%	65.0%	65.9%
Local	42.5%	40.9%	41.5%
Central America	20.6%	24.1%	24.3%
Banco de Occidente	19.2%	20.4%	19.4%
Banco Popular	11.6%	9.2%	9.8%
Banco AV Villas	7.4%	7.4%	6.8%
Eliminations	-1.4%	-2.0%	-2.0%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.2 Borrowings from Banks and Other

As of March 31, 2015, borrowings from banks and other totaled Ps. 14,728.6 billion, showing an increase of 18.5% versus March 31, 2014 and an increase of 1.2% versus December 31, 2014. However, excluding the effect of the peso depreciation, borrowings from banks and other grew 0.1% versus 1Q14 and decreased by 4.0% versus 4Q14.

2.1.3 Bonds

Total bonds as of March 31, 2015 totaled Ps. 13,259.4 billion showing an increase of 23.0% versus March 31, 2014 and of 5.7% versus December 31, 2014. Excluding the effect of the peso depreciation, growth was 21.1% and 5.1%, respectively.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of March 31, 2015 Minority Interest was Ps. 7,315.5 billion which increased by 11.4% versus March 31, 2014. Total Minority Interest decreased from 35.3% of Total Equity plus Minority Interest for March 31, 2014 to 33.2% for March 31, 2015, reflecting the increase in direct ownership in Banco de Bogotá, Banco de Occidente and Corficolombiana. Total Minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

	1Q14	4Q14	1Q15	Change
Direct ownership				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Banco de Bogotá (1)	67.8%	68.7%	68.7%	-	90
Banco de Occidente (2)	72.2%	72.2%	72.2%	-	0
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (3)	67.8%	68.7%	68.7%	-	90
Porvenir (4)	75.2%	75.7%	75.7%	-	43
Corficolombiana (5)	41.0%	44.3%	44.3%	-	327

(1) Grupo Aval's ownership in Banco de Bogotá increased during 4Q2014 both through open market transactions along the year and the rights issuance held between November and December, 2014; (2) Our ownership in Banco de Occidente slightly increased during 2014 due to the purchase of common shares in the open market; (3) BAC Credomatic is fully owned by Banco de Bogotá, as such, the increase in Grupo Aval's total ownership is explained by the rise in our ownership in Banco de Bogotá; (4) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (5) Grupo Aval increased its direct ownership in Corficolombiana through the acquisition of 20.008.260 common shares (9.3% of shares outstanding) of Corficolombiana from Banco de Occidente in December 17, 2014.

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31, 2015 was Ps. 14,725.0 billion showing an increase of 22.1% versus March 31, 2014, mainly attributable to the issuance of 1,629,629,620 preferred shares in the form of ADR’s in the New York Stock Exchange equivalent to Ps. 2,425.1 billion.

Attributable shareholders’ equity decreases versus December 31, 2014 driven by the impact of the payment of the wealth tax (Ps. 203.0 billion) and because in March Grupo Aval paid dividends on the results of second half of 2014.

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Subscribed and paid in capital
Common and preferred shares	20.4	22.3	22.3	0.0%	9.2%
Additional paid in capital	6,081.5	8,504.7	8,504.7	0.0%	39.8%
Retained earnings	4,140.4	4,817.3	4,468.6	-7.2%	7.9%
Equity surplus	1,818.2	1,752.3	1,729.4	-1.3%	-4.9%
Equity inflation adjustments	652.1	652.1	652.1	0.0%	0.0%
Reappraisal of assets	1,472.3	1,644.1	1,636.6	-0.5%	11.2%
Unrealized net gains on available for sale inv. securities	(306.2)	(543.9)	(559.3)	2.8%	82.7%
Shareholders' equity	12,060.6	15,096.6	14,725.0	-2.5%	22.1%

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 1Q15 of Ps. 503.2 billion increased 43.8% versus 1Q14 and 21.6% versus 4Q14. The increase versus 1Q14 is mainly explained by (i) a 13.6% rise in net interest income; (ii) fees and other services income, net increasing 16.2%; (iii) higher other operating and non operating income; and (iv) a decrease in minority interest as a percentage of net income before minority interest from 40.8% for 1Q14 to 33.3% for 1Q15; the above was partly offset by a 7.8% increase in operating expenses, a 39.5% higher net provision expense and a 9.2% rise in income tax expense.

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Total interest income	2,864.1	3,121.1	3,352.3	7.4%	17.0%
Interest expense	(999.7)	(1,168.4)	(1,234.8)	5.7%	23.5%

Net interest income	1,864.5	1,952.7	2,117.6	8.4%	13.6%

Total provisions, net	(311.3)	(486.8)	(434.3)	-10.8%	39.5%
Fees and other services income, net	758.9	850.1	881.6	3.7%	16.2%
Other operating income	255.5	306.8	258.5	-15.7%	1.2%
Operating expenses	(1,586.0)	(1,788.4)	(1,709.1)	-4.4%	7.8%
Non-operating income/(expense), net	20.6	91.8	88.1	-4.1%	327.7%

Income before income tax expense and non- controlling interest	1,002.2	926.3	1,202.3	29.8%	20.0%
Income tax expense	(410.4)	(353.4)	(448.1)	26.8%	9.2%
Net Income before minority interest	591.7	572.8	754.2	31.7%	27.5%
Income attributable to minority interest	(241.7)	(159.2)	(251.0)	57.7%	3.8%
Net income attributable to Grupo Aval shareholders	350.0	413.7	503.2	21.6%	43.8%

1. Net Interest Income

Change

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Interest income:
Interest on loans	2,322.9	2,586.6	2,721.9	5.2%	17.2%
Interest on investment securities	327.7	300.6	400.7	33.3%	22.3%
Interbank and overnight funds	43.3	57.3	52.0	-9.2%	20.2%
Financial leases	170.3	176.6	177.6	0.6%	4.3%
Total interest income	2,864.1	3,121.1	3,352.3	7.4%	17.0%
Interest expense:
Checking accounts	(40.0)	(44.3)	(47.4)	7.0%	18.4%
Time deposits	(371.8)	(466.0)	(510.6)	9.6%	37.3%
Saving deposits	(301.7)	(327.1)	(307.3)	-6.1%	1.9%
Total interest expense on deposits	(713.5)	(837.4)	(865.3)	3.3%	21.3%
Interbank and overnight funds (expenses)	(37.9)	(46.3)	(59.9)	29.3%	57.9%
Borrowings from banks and others	(93.0)	(106.0)	(114.4)	7.9%	23.0%
Bonds	(155.2)	(178.6)	(195.1)	9.3%	25.7%
Total interest expense	(999.7)	(1,168.4)	(1,234.8)	5.7%	23.5%

Net interest income	1,864.5	1,952.7	2,117.6	8.4%	13.6%

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 13.6% to Ps. 2,117.6 for 1Q15 versus 1Q14 and increased by 8.4% versus 4Q14. The main reasons for the increase versus 4Q14 were:

• A 7.4% increase in interest income derived from a 33.3% increase in interest income from investment securities, a 4.9% increase in interest income from loans and financial leases, offset in part by a 9.2% decrease in interest income from interbank and overnight funds.

• Offsetting the increase in interest income described above was a 5.7% increase in interest expense derived from a 3.3% increase in interests paid on deposits and a 11.6% in interests paid on other funding.

Our Net Interest Margin was 5.8% for 1Q15, up from 5.7% in 4Q14 and down from 5.9% in 1Q14. Net Interest Margin on Loans was 6.8% in 1Q15, 6.9% in 4Q14 and 7.1% in 1Q14. On the other hand, our Net Investments Margin was 2.7% in 1Q15 versus 1.3% in 4Q14 and 2.0% in 1Q14.

2. Provision expense, net

Our total net provision expense increased by 39.5% to Ps. 434.3 billion for 1Q15 versus 1Q14 and decreased by 10.8% versus 4Q14. This increase versus 1Q14 was attributable to higher net provisions for loan and financial lease losses, accrued interest and other receivables, which in turn was driven by strong growth in the consumer loan portfolio, which requires more provision expenses than the commercial portfolio.

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(347.3)	(523.2)	(468.9)	-10.4%	35.0%
Recovery of charged-off assets	44.9	51.6	42.5	-17.7%	-5.3%
Provision for investment securities, foreclosed assets and other assets	(12.8)	(23.3)	(14.6)	-37.3%	14.3%
Recovery of provisions for investments securities, foreclosed assets and other assets	3.9	8.1	6.8	-16.1%	75.3%
Total provisions, net	(311.3)	(486.8)	(434.3)	-10.8%	39.5%

Our annualized net provision expense to average loans was 1.5% for 1Q15, 1.8% for 4Q14 and 1.3% for 1Q14. Net of recoveries of charged-off loans our ratios were 1.4% for 1Q15; 1.6% for 4Q14 and 1.1% for 1Q14.

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net increased by 12.4% to Ps. 1,140.1 for 1Q15 versus 1Q14 and decreased by 1.5% in the quarter. Total fees and other services income, net increased by 16.2% to Ps. 881.6 billion in 1Q15 versus 1Q14 and by 3.7% in the quarter.

Total other operating income increased by 1.2% to Ps. 258.5 versus 1Q14 and decreased by 15.7% versus 4Q14. The decrease vs 4Q14 was mainly driven by a decrease in income from non-financial sector and in gains on sales of investments in equity securities, net, offset in part by an increase in dividend income.

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Fees and other services income:
Commissions from banking services	425.9	491.3	508.1	3.4%	19.3%
Branch network services	7.1	8.6	9.2	7.0%	29.9%
Credit card merchant fees	112.9	132.1	126.0	-4.6%	11.6%
Checking fees	16.8	16.4	15.9	-3.1%	-5.6%
Warehouse services	45.3	51.4	45.1	-12.3%	-0.5%
Fiduciary activities	53.9	53.6	57.1	6.5%	6.0%
Pension plan management	178.1	192.1	199.2	3.7%	11.8%
Other	49.5	65.8	79.1	20.2%	59.8%
Total fees and other services income	889.4	1,011.2	1,039.6	2.8%	16.9%
Fees and other services expenses	(130.5)	(161.1)	(158.0)	-1.9%	21.1%
Fees and other services income, net	758.9	850.1	881.6	3.7%	16.2%

Other operating income:
Foreign exchange (losses) gains, net	54.1	1,007.0	541.7	-46.2%	900.5%
Gains (losses) on derivative operations, net	(64.6)	(927.4)	(468.9)	-49.4%	625.9%
Gains on sales of investments in equity securities, net	10.6	20.2	0.1	-99.5%	-99.1%
Dividend income	127.9	61.1	83.1	36.0%	-35.0%
Other	49.4	37.1	40.1	8.1%	-18.9%
Income from non-financial sector, net	78.1	108.8	62.5	-42.6%	-20.0%
Total other operating income	255.5	306.8	258.5	-15.7%	1.2%
Total fee income and other op. income, net	1,014.4	1,156.9	1,140.1	-1.5%	12.4%

4. Operating Expenses

Total operating expenses for 1Q15 of Ps. 1,709.1 billion increased by 7.8% versus 1Q14 and decreased by 4.4% versus 4Q14. Our efficiency ratio in a cost to income basis was 47.9% in 1Q15 improving from 50.5% in 1Q14 and 52.9% in 4Q14. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 3.4% for 1Q15 improving from 3.7% in 1Q14 and 3.8% in 4Q14.

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 1Q15, Minority Interest in the income statement was Ps. 251.0 billion, showing an increase of 3.8% versus 1Q14 and of 57.7% versus 4Q14. The ratio of Minority Interest to income before Minority Interest was 33.3% in 1Q15, 40.8% in 1Q14 and 27.8% in 4Q14.

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contact

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

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Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.

Financial Statements in Colombian Banking GAAP

Quarterly Consolidated Balance Sheet

Information in Ps. Billions

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Cash and cash equivalents:
Cash and due from banks	13,991.5	16,843.1	18,589.6	10.4%	32.9%
Interbank and overnight funds	1,479.7	1,850.3	2,921.2	57.9%	97.4%
Cash and cash equivalents	15,471.3	18,693.5	21,510.8	15.1%	39.0%

Investment securities
Trading	4,815.0	3,456.8	5,292.6	53.1%	9.9%
Available for sale	16,964.9	18,010.7	18,869.4	4.8%	11.2%
Held to maturity	3,490.8	3,057.6	2,996.8	-2.0%	-14.2%
Total debt securities	25,270.8	24,525.1	27,158.8	10.7%	7.5%

Trading	1,593.4	1,597.8	1,627.6	1.9%	2.1%
Available for sale	2,390.7	2,472.5	2,486.7	0.6%	4.0%
Total equity securities	3,984.1	4,070.4	4,114.3	1.1%	3.3%
Allowance for investment securities	(6.5)	(4.5)	(4.7)	5.7%	-27.6%
Investment securities, net	29,248.4	28,591.0	31,268.5	9.4%	6.9%

Loans and financial leases:
Commercial loans	57,262.8	62,764.8	66,221.5	5.5%	15.6%
Consumer loans	28,298.2	33,166.4	34,678.6	4.6%	22.5%
Microcredit loans	347.6	351.8	352.4	0.2%	1.4%
Mortage loans	6,947.1	9,034.7	9,858.4	9.1%	41.9%
Financial leases	7,072.3	7,438.4	7,394.6	-0.6%	4.6%
Allowance for loans and financiales lease losses	(3,166.4)	(3,413.7)	(3,522.7)	3.2%	11.3%
Loans and financial lease losses, net	96,761.5	109,342.4	114,982.7	5.2%	18.8%

Interest accrued on loans and financial leases	858.6	927.0	956.2	3.1%	11.4%
Allowance on Interest accrued on loans and financial leases	(91.2)	(96.4)	(99.2)	3.0%	8.8%
Interest accrued on loans and financial leases, net	767.4	830.7	857.0	3.2%	11.7%

Bankers' acceptances, spot transactions and derivatives	637.8	1,218.9	1,101.5	-9.6%	72.7%
Accounts receivable, net	1,960.4	2,109.2	2,166.6	2.7%	10.5%
Property, plant and equipment, net	2,109.9	2,276.0	2,334.4	2.6%	10.6%
Operating leases, net	434.6	406.8	394.9	-2.9%	-9.1%
Foreclosed assets, net	115.9	134.1	141.8	5.7%	22.4%
Prepaid expenses and deferred charges	2,256.6	2,827.0	2,997.3	6.0%	32.8%
Goodwill, net	5,033.3	5,626.7	5,887.3	4.6%	17.0%
Other assets, net	1,621.0	1,698.3	2,047.1	20.5%	26.3%
Reappraisal of assets	3,467.6	3,860.0	3,854.0	-0.2%	11.1%

Total assets	159,885.6	177,614.7	189,543.8	6.7%	18.5%

Deposits:
Checking accounts	13,097.3	15,598.6	14,158.8	-9.2%	8.1%
Other	820.5	1,459.8	1,106.9	-24.2%	34.9%
Non-interest bearing	13,917.8	17,058.4	15,265.7	-10.5%	9.7%

Checking accounts	11,749.6	13,192.2	13,834.8	4.9%	17.7%
Time deposits	35,156.7	41,858.6	45,972.9	9.8%	30.8%
Saving deposits	43,508.6	42,283.1	47,065.0	11.3%	8.2%
Interest bearing	90,415.0	97,333.8	106,872.7	9.8%	18.2%
Total deposits	104,332.8	114,392.2	122,138.4	6.8%	17.1%
Bankers' acceptances, spot transactions and derivatives	655.0	1,992.1	1,940.5	-2.6%	196.2%
Interbank borrowings and overnight funds	6,170.6	4,589.5	7,249.5	58.0%	17.5%
Borrowings from banks and other	12,428.5	14,555.1	14,728.6	1.2%	18.5%
Accured interest payable	3,195.2	2,834.0	3,566.3	25.8%	11.6%
Other accounts payable	443.9	625.2	565.4	-9.6%	27.4%
Bonds	10,779.6	12,541.0	13,259.4	5.7%	23.0%
Estimated liabilities	1,216.0	598.2	927.1	55.0%	-23.8%
Other liabilities	2,034.0	3,022.6	3,128.1	3.5%	53.8%
Total liabilites excl. minority interest	141,255.6	155,149.8	167,503.3	8.0%	18.6%
Minority interest	6,569.4	7,368.2	7,315.5	-0.7%	11.4%
Shareholders' equity	12,060.6	15,096.6	14,725.0	-2.5%	22.1%
Subscribed and paid in capital	6,101.9	8,527.0	8,527.0	0.0%	39.7%
Retained earnings	4,140.4	4,817.3	4,468.6	-7.2%	7.9%
Equity surplus	1,818.2	1,752.3	1,729.4	-1.3%	-4.9%
Total shareholders equity and minority interest	18,630.0	22,464.8	22,040.5	-1.9%	18.3%
Total liabilities, shareholders equity and minority interest	159,885.6	177,614.7	189,543.8	6.7%	18.5%

17/18

Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.

Financial Statements in Colombian Banking GAAP

Quarterly Consolidated Balance Sheet

Information in Ps. Billions

	1Q14	4Q14	1Q15	Change
				1Q 15 vs. 4Q 14	1Q 15 vs. 1Q 14
Interest income:
Interest on loans	2,322.9	2,586.6	2,721.9	5.2%	17.2%
Interest on investment securities	327.7	300.6	400.7	33.3%	22.3%
Interbank and overnight funds	43.3	57.3	52.0	-9.2%	20.2%
Financial leases	170.3	176.6	177.6	0.6%	4.3%

Total interest income	2,864.1	3,121.1	3,352.3	7.4%	17.0%
Interest expense:
Checking accounts	(40.0)	(44.3)	(47.4)	7.0%	18.4%
Time deposits	(371.8)	(466.0)	(510.6)	9.6%	37.3%
Saving deposits	(301.7)	(327.1)	(307.3)	-6.1%	1.9%
Total interest expense on deposits	(713.5)	(837.4)	(865.3)	3.3%	21.3%
Borrowings from banks and others	(93.0)	(106.0)	(114.4)	7.9%	23.0%
Interbank and overnight funds (expenses)	(37.9)	(46.3)	(59.9)	29.3%	57.9%
Bonds	(155.2)	(178.6)	(195.1)	9.3%	25.7%
Interest expense	(999.7)	(1,168.4)	(1,234.8)	5.7%	23.5%

Net interest income	1,864.5	1,952.7	2,117.6	8.4%	13.6%

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(347.3)	(523.2)	(468.9)	-10.4%	35.0%
Recovery of charged-off assets	44.9	51.6	42.5	-17.7%	-5.3%
Provision for investment securities, foreclosed assets and other assets	(12.8)	(23.3)	(14.6)	-37.3%	14.3%
Recovery of provisions for investments securities, foreclosed assets and other assets	3.9	8.1	6.8	-16.1%	75.3%
Total provisions, net	(311.3)	(486.8)	(434.3)	-10.8%	39.5%

Net interest income after provisions	1,553.1	1,465.9	1,683.3	14.8%	8.4%
Fees and other services income:
Commissions from banking services	425.9	491.3	508.1	3.4%	19.3%
Pension plan management	178.1	192.1	199.2	3.7%	11.8%
Other	49.5	65.8	79.1	20.2%	59.8%
Total fees and other services income	889.4	1,011.2	1,039.6	2.8%	16.9%
Fees and other services expenses	(130.5)	(161.1)	(158.0)	-1.9%	21.1%
Fees and other services income, net	758.9	850.1	881.6	3.7%	16.2%

Other operating income:
Foreign exchange (losses) gains, net	54.1	1,007.0	541.7	-46.2%	900.5%
Gains (losses) on derivative operations, net	(64.6)	(927.4)	(468.9)	-49.4%	625.9%
Gains on sales of investments in equity securities, net	10.6	20.2	0.1	-99.5%	N.A.
Dividend income	127.9	61.1	83.1	36.0%	-35.0%
Other	49.4	37.1	40.1	8.1%	-18.9%
Income from non-financial sector, net	78.1	108.8	62.5	-42.6%	-20.0%
Other operating income	255.5	306.8	258.5	-15.7%	1.2%
Total operating income	2,567.6	2,622.8	2,823.4	7.6%	10.0%

Operating expenses:
Salaries and employee benefits	578.1	626.9	677.3	8.0%	17.1%
Bonus plan payments	31.7	28.4	28.0	-1.3%	-11.7%
Termination payments	6.3	6.7	7.9	18.3%	26.6%
Administrative and other expenses	779.9	922.0	789.8	-14.3%	1.3%
Insurance on deposit, net	57.4	58.1	55.0	-5.3%	-4.3%
Charitable and other donation expenses	1.5	2.4	1.3	-47.1%	-17.5%
Depreciation	91.8	98.9	97.1	-1.8%	5.9%
Goodwill amortization	39.3	45.1	52.7	17.0%	34.2%
Operating expenses	1,586.0	1,788.4	1,709.1	-4.4%	7.8%
Net operating income	981.6	834.4	1,114.3	33.5%	13.5%

Non-operating income (expense):
Other income	75.5	201.1	132.4	-34.2%	75.3%
Other expense	(54.9)	(109.2)	(44.3)	-59.4%	-19.3%
Non-operating income/(expense), net	20.6	91.8	88.1	-4.1%	327.7%
Income before income tax expense and non- controlling interest	1,002.2	926.3	1,202.3	29.8%	20.0%
Income before income tax expense and non- controlling interest
Income tax expense	(410.4)	(353.4)	(448.1)	26.8%	9.2%
Net Income before minority interest	591.7	572.8	754.2	31.7%	27.5%
Income attributable to minority Interest	241.7	159.2	251.0	57.7%	3.8%
Net Income attributable to Grupo Aval shareholders	350.0	413.7	503.2	21.6%	43.8%

18/18

Report of 1Q 2015 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.

Financial Statements in Colombian Banking GAAP

Quarterly Consolidated Balance Sheet

Information in Ps. Billions

	Banking GAAP	IFRS(1)	Change
Balance Sheet	1Q15	1Q15	$	%
Cash and cash equivalents	21,510.8	21,991.2	480.4	2.2%
Investment Securities, net	31,268.5	30,705.3	(563.1)	-1.8%
Loans and financial leases, net	114,982.7	116,822.5	1,839.8	1.6%
Goodwill, net	5,887.3	6,107.8	220.5	3.7%
Other assets, net	12,040.6	17,628.6	5,588.0	46.4%
Reappraisal of assets	3,854.0	-	(3,854.0)	-100.0%

Total Assets	189,543.8	193,255.4	3,711.5	2.0%

Total Deposits	122,138.4	122,590.5	452.1	0.4%
Other Funding	35,544.7	38,144.1	2,599.3	7.3%
Derivatives	1,633.2	1,650.2	17.0	1.0%
Other liabilities	8,186.9	9,315.2	1,128.3	13.8%

Total Liabilites excl. Minority Interest	167,503.3	171,700.0	4,196.7	2.5%

Minority Interest	7,315.5	7,422.0	106.5	1.5%
Shareholders' Equity	14,725.0	14,133.4	(591.6)	-4.0%
Total Liabilities, shareholders' equity and minority interest	189,543.8	193,255.4	3,711.5	2.0%

Income Statement
Total Interest Income	3,352.3	3,332.4	(19.9)	-0.6%
Interest expense	(1,234.8)	(1,291.1)	(56.3)	4.6%

Net Interest Income	2,117.6	2,041.3	(76.2)	-3.6%

Total provisions, net	(434.3)	(398.7)	35.6	-8.2%
Fees and other services income, net	881.6	885.3	3.7	0.4%
Other operating income	258.5	235.0	(23.5)	-9.1%
Operating expenses	(1,709.1)	(1,626.2)	82.9	-4.8%
Non-operating income/(expense), net	88.1	187.6	99.5	113.0%

Income before income tax expense and non- controlling interest	1,202.3	1,324.3	122.0	10.1%
Income tax expense	(448.1)	(492.5)	(44.3)	9.9%
Net Income before Minority interest	754.2	831.8	77.6	10.3%
Income attributable to Minority Interest	(251.0)	(278.2)	(27.2)	10.8%
Net Income attributable to Grupo Aval shareholders before wealth tax	503.2	553.7	50.5	10.0%

Wealth tax attributable to Grupo Aval shareholders(2)	-	(208.7)	(208.7)	0.0%
Net Income attributable to Grupo Aval shareholders after wealth tax	503.2	344.9	(158.2)	-31.4%

(1) Preliminary information

(2) Wealth tax paid by Grupo Aval and its subsidiaries totaled Ps. 303.2 billion

18/18

Item 2

1Q15 Consolidated Earnings Results

Colombian Banking GAAP and IFRS

June 2015

Disclaimer

Grupo  Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in
Colombia  and in the United States, registered with Colombia's National Registry of  Shares  and Issuers (Registro Nacional de Valores y Emisores) and the United
States Securities and Exchange Commission. As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation  as  a "foreign private issuer" under Rule 405 of the U.S. Securities
Act  of  1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As  an  issuer  of securities in Colombia, Grupo Aval is required to comply with periodic  reporting  requirements  and  corporate governance, however, it is not regulated  as  a  financial  institution  or  as  a  holding  company of banking subsidiaries  and,  thus,  is  not  required  to  comply  with  capital adequacy regulations applicable to banks and other financial institutions.

All  of  our  banking  subsidiaries,  Banco de Bogota, Banco de Occidente, Banco
Popular, Banco AV Villas, and their respective Colombian financial subsidiaries,
including   Porvenir   and   Corficolombiana,  are  subject  to  inspection  and
surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the  unaudited  consolidated  financial  information  included  in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate  in  Colombia,  also  known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However,  in  2009  the  Colombian  Congress  enacted  Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities  and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS.

Colombian Banking GAAP and IFRS as applicable under Colombian regulations differ in  certain  significant  respects  from  U.S.  GAAP.  IFRS  as applicable under
Colombian  regulations  also  differs  in certain aspects from IFRS as currently issued  by  the  IASB.  Our  20-F  annual  report  filed with the SEC provides a description of the principal differences between Colombian Banking GAAP and U.S.
GAAP  as  well as expected changes from our implementation of IFRS as applicable under Colombian regulations.

The  unaudited  consolidated  financial information included in this webcast for the  first  quarter  of  2015 is presented under Colombian Banking GAAP and, for comparative  purposes, it is also presented in accordance with IFRS as currently issued  by  the IASB. Unaudited consolidated financial information for the first and fourth quarter of 2014 is presented under Colombian Banking GAAP.

Details  of  the  calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

As  a  result  of  our migration to IFRS and our first year of implementation of
IFRS   accounting  principles,  our  interim  unaudited  consolidated  financial information for 2015, and the comparative interim information for the respective periods of 2014, may be subject to further amendments.

This  report  may include forward - looking statements, which actual results may vary  from  those stated herein as a consequence of changes in general, economic and  business conditions, changes in interest and currency rates and other risks factors  as  evidenced in our Form 20-F available at the SEC webpage. Recipients of  this  document are responsible for the assessment and use of the information provided  herein.  Grupo  Aval  will  not  have  any  obligation  to  update the information  herein  and  shall  not  be  responsible  for any decision taken by investors  in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this webcast we refer to billions as thousands of millions.

Highlights

Grupo Aval financials for 1Q15 show the following general results :

[]    Strong  loan  portfolio  growth  (18.6% YoY and 5.1% QoQ) based on organic growth  of  our  operations  boosted  by the depreciation of the Colombian
      Peso;

[]    Stable  asset  quality  when compared to 4Q14 with NPLs at 1.8% in 1Q15 vs
      1.9% in 4Q14 and 30 days PDLs at 2.6% in 4Q14 and 1Q15;

[]    Stable Net Interest Margin at 5.8% in 1Q15 in line with the LTM average;

[]    Normalization of the cost of risk improving to 1.5%;

[]    Improvement  in  the  efficiency ratio on a cost to income basis (47.9% in
      1Q15 from 52.9% in 4Q14 and 50.5% in 1Q14), and on an operational expenses to  average  total assets basis (3.4% for 1Q15 from 3.8% for 4Q14 and 3.7%
      for 1Q14);

[]    Impacted  by the payment of dividends and wealth tax and due to the strong growth  in  total  assets, our tangible equity ratio decreased by 100 pbs.
      from 9.8% in 4Q14 to 8.8% in 1Q15;

[]    ROAA for the quarter was 1.7% and ROAE for the quarter was 13.2%.

Highlights

Other corporate matters to report

[]    Preliminary  figures  for  1Q2015 Balance Sheet and Income Statement under
      IFRS are included herein. The majority of the changes in the Balance Sheet reflect  the  elimination  of the reappraisal of assets and the effects of consolidating  Promigas.  The  positive  recurrent  impacts  on the income statement reflect less loan provision expenses and operating expenses;

[]    Under  full  IFRS 1Q2015 results will include the wealth tax as an expense item  in  the income statement. Under Colombian regulation, it is possible to  deduct  this  tax directly from Equity rather than expensing it in the income statement;

[]    The  Colombian  Peso  showed  yet  again  a strong depreciation during the period  (31.9%  vs. EoP March 31, 2014 and 8.6% vs. EoP December 31, 2014)
      which  positively  impacted  the growth of our Central American operations when  translated  into  Colombian  Pesos  but  affected our capitalization ratios.  In  the  following  report,  calculations of growth excluding the depreciation  of  the  Colombian  Peso  use the exchange rate formed as of
      March  31,  2014  to  translate  our  Central  American operations for all periods.

Macroeconomic context - Colombia
[GRAPHIC OMITTED]

Macroeconomic context - Colombia
[GRAPHIC OMITTED]

Inflation               Inflation Expectations for YE15 and YE16
[GRAPHIC OMITTED]

Central Bank's Monetary Policy
[GRAPHIC OMITTED]

Source: Banrep. (1) End of period DTF rate.

Macroeconomic context - Colombia

Colombian Peso vs WTI US$/barrel
[GRAPHIC OMITTED]
COP vs Emerging markets' currencies
[GRAPHIC OMITTED]

                 Colombian Peso Exchange Rate
                 1Q14            4Q14            1Q15            1Q15vs4Q14 1Q15vs1Q14
Average          2,006.93        2,173.01        2,470.16        13.7%   23.1%
End of Period    1,969.45        2,392.46        2,598.36        8.6%    31.9%

Source: Bloomberg. (100=Jun -30, 2014)

Macroeconomic context - Central America

Real GDP CAGR '14-'17E (%) Real GDP growth evolution (%)
[GRAPHIC OMITTED]          [GRAPHIC OMITTED]

Source: SECMCA, Central Banks; (1) Corresponds to 2013 since numbers for 2014 are not available.

                     Oil and gas imports/total imports (%)
                               [GRAPHIC OMITTED]

Assets
[GRAPHIC OMITTED]

(1) Foreign operations reflect Central American operations.

Loans

[GRAPHIC OMITTED]

                                       10

Loan portfolio quality
[GRAPHIC OMITTED]

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

                                       11

Loan portfolio quality - GRUPO AVAL

Portfolio Composition                            Past Due Loans (1)
 Non-performing Loans (2)
                         1Q15            1Q14     4Q14    1Q15    1Q14     4Q14     1Q15
Commercial               55.9%           1.6%     1.7%    1.6%    1.1%     1.2%     1.2%
Consumer                 29.3%           4.4%     4.0%    4.0%    3.0%     2.8%     2.7%
Financial Leases         6.2%            3.2%     3.2%    4.0%    1.5%     2.1%     2.1%
Mortgages                8.3%            4.0%     2.9%    2.7%    3.6%     2.6%     1.8%
Microcredit              0.3%            10.3%    10.7%  10.7%   10.3%    10.6%    10.7%
Total Loans              100.0%          2.7%     2.6%    2.6%    1.9%     1.9%     1.8%
Asset Quality Evolution

Ps. billions             1Q13      2Q13       3Q13    4Q13      1Q14     2Q14     3Q14     4Q14       1Q15
Initial PDLs             1,828.3   2,141.0    2,069.2 2,173.0   2,305.0  2,717.6  2,616.0  2,794.1    2,914.9
New PDLs                 510.5     160.9      351.3   384.1     646.4    257.6    517.3    493.6      515.8
Charge-offs              -197.8    -232.7     -247.5  -252.1    -233.7   -359.1   -339.3   -372.7     -375.8
Final PDLs               2,141.0   2,069.2    2,173.0 2,305.0   2,717.6  2,616.0  2,794.1  2,914.9    3,054.9

(1) Past Due Loans + 30 days / Total Loans.

(2)  NPL  defined  as  microcredit  loans  more than 30 days past due, consumer, mortgage  and  financial  leases more than 60 days past due and commercial loans more than 90 days past due.

                                       12

Funding
[GRAPHIC OMITTED]
                                       13

Capital

Attributable Equity + Minority Interest Attributable Shareholders Equity
[GRAPHIC OMITTED]                       [GRAPHIC OMITTED]

                         1Q14    4Q14    1Q15    1Q14    4Q14    1Q15    1Q14    4Q14    1Q15    1Q14    4Q14    1Q15
Primary capital (Tier 1) 7.4     8.0     7.8     9.3     8.9     10.0    9.8     10.5    11.0    10.7    11.6    10.5
Solvency Ratio           11.0    11.5    10.8    12.8    11.8    12.1    11.5    12.2    12.2    11.8    12.6    11.3

(1) Includes Ps. 2.5 trillion of capital raised between Sep, 2014 and Oct, 2014 through a preferred share offering in the NY Stock Exchange. (2) Tangible
 Capital Ratio is calculated as Shareholders Equity plus Minority Interest minus
 Goodwill divided by Total Assets minus Goodwill. As of 1Q15, our bank's tangible capital ratios are as follows: 8.9% in Banco de Bogota, 11.7% in Banco de Occidente, 14.6% in Banco Popular and 11.5% in Banco AV Villas. * Solvency
 ratios and Tier 1 figures for 2014 are presented under Colombian Banking GAAP and for 1Q15 under IFRS.

                                       14

NIM - Net Interest Margin
[GRAPHIC OMITTED]

Net interest income (trillions)

                         1Q15/ 1Q15/
1Q14     4Q14    1Q15    1Q14 4Q14
1.86     1.95    2.12    13.6% 8.4%

[GRAPHIC OMITTED]

(1) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.

(2) Net Investment Margin: Net Interest income on Fixed Income securities and on
 Interbank and Overnight funds to Average Fixed Income securities and Interbank and overnight funds.

(3) Net Interest Margin: Net interest income divided by total average interest-earning assets.

                                       15

Fees and other operating income
[GRAPHIC OMITTED]

Other operating income
[GRAPHIC OMITTED]

                                       16

Efficiency and non operating income, net

Operating expenses / Operating expenses / Operating Income Average Assets
[GRAPHIC OMITTED]                         [GRAPHIC OMITTED]

Efficiency Ratio is calculated as Operating Expenses before DandA divided by Operating Income before net provisions.

Efficiency Ratio is calculated as annualized Operating Expenses before DandA divided by average of total assets.

                           Non operating income, net
                               [GRAPHIC OMITTED]
                                       17

Profitability

Figures in Ps. Billions

Net income
[GRAPHIC OMITTED]

(1) ROAA for each quarter is calculated as annualized Net Income before Minority
 Interest divided by average of total assets.(2) ROAE for each quarter is calculated as annualized Net Income attributable for Aval's shareholders divided by average attributable shareholders' equity.

                                       18

Banking GAAP vs IFRS - Balance Sheet

Figures in Ps. Billions

                                                                 Banking GAAP   IFRS(1)         Change
Balance Sheet                                                    1Q15            1Q15            $               %
Cash and cash equivalents                                        21,510.8        21,991.2        480.4           2.2%
Investment Securities, net                                       31,268.5        30,705.3        (563.1)         -1.8%
Loans and financial leases, net                                  114,982.7       116,822.5       1,839.8         1.6%
Goodwill, net                                                    5,887.3         6,107.8         220.5           3.7%
Other assets, net                                                12,040.6        17,628.6        5,588.0         46.4%
Reappraisal of assets                                            3,854.0            -           (3,854.0)       -100.0%
Total Assets                                                     189,543.8       193,255.4       3,711.5         2.0%
Total Deposits                                                   122,138.4       122,590.5       452.1           0.4%
Other Funding                                                    35,544.7        38,144.1        2,599.3         7.3%
Derivatives                                                      1,633.2         1,650.2         17.0            1.0%
Other liabilities                                                8,186.9         9,315.2         1,128.3         13.8%
Total Liabilites excl. Minority Interest                         167,503.3       171,700.0       4,196.7         2.5%
Minority Interest                                                7,315.5         7,422.0         106.5           1.5%
Shareholders' Equity                                             14,725.0        14,133.4        (591.6)         -4.0%
Total Liabilities, shareholders' equity and minority interest    189,543.8       193,255.4       3,711.5         2.0%

(1) Preliminary information

                                       19

Banking GAAP vs IFRS - Income Statement

Figures in Ps. Billions

                                                                 Banking GAAP    IFRS(1)          Change
Income Statement                                                 1Q15            1Q15             $               %
Total Interest Income                                            3,352.3         3,332.4          (19.9)         -0.6%
Interest expense                                                 (1,234.8)       (1,291.1)       (56.3)           4.6%
Net Interest Income                                              2,117.6         2,041.3          (76.2)         -3.6%
Total provisions, net                                            (434.3)         (398.7)          35.6           -8.2%
Fees and other services income, net                              881.6           885.3            3.7             0.4%
Other operating income                                           258.5           235.0            (23.5)         -9.1%
Operating expenses                                               (1,709.1)       (1,626.2)       82.9            -4.8%
Non-operating income/(expense), net                              88.1            187.6            99.5          113.0%
Income before income tax expense and non- controlling
interest                                                         1,202.3         1,324.3          122.0          10.1%
Income tax expense                                               (448.1)         (492.5)          (44.3)          9.9%
Net Income before Minority interest                              754.2           831.8            77.6           10.3%
Income attributable to Minority Interest                         (251.0)         (278.2)          (27.2)         10.8%
Net Income attributable to Grupo Aval shareholders

before wealth tax                                                503.2           553.7            50.5           10.0%
Wealth tax attributable to Grupo Aval shareholders(2)            -               (208.7)          (208.7)         0.0%
Net Income attributable to Grupo Aval shareholders after
wealth tax                                                       503.2           344.9            (158.2)       -31.4%

(1) Preliminary information

(2) Wealth tax paid by Grupo Aval and its subsidiaries totaled Ps. 303.2 billion

                                       20

Erratum

[] On slide 16 we changed the title from Net Fees to Fees.  The numbers on the slide remained unaltered.

                                       21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel